SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 5
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000


          This Amendment supplements and amends as Amendment No. 5 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 3.   IDENTITY AND BACKGROUND.

          ESOP.

          Effective as of May 11, 1995, Messrs. Banks, Frank and Keane resigned from their positions as trustees of the ESOP and the Company appointed an independent financial institution as successor trustee. Pursuant to the applicable documents governing the ESOP, the successor trustee of the ESOP, who is required to act in accordance with its fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended, has the authority to determine whether to tender or otherwise dispose of the Shares held in the ESOP.

     ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
               COMPANY.

          On May 12, 1995, the Company and Sherwin-Williams entered into a Confidentiality Agreement (the "Sherwin-Williams Confidentiality Agreement"). The following is a summary of certain provisions of the Sherwin-Williams Confidentiality Agreement which is filed as Exhibit 24 hereto and is incorporated herein by reference. Pursuant to the Sherwin-Williams Confidentiality Agreement, Sherwin-Williams agreed, among other things, to keep confidential certain information furnished to it by the Company, provided that Sherwin-Williams is permitted to disclose such of the information as it is advised by counsel is legally required to be disclosed under the federal securities laws.

          Sherwin-Williams has further agreed that, except as provided in the next paragraph, for a period of three years, neither Sherwin-Williams nor any of its affiliates will, without the prior written consent of the Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or any assets of the Company or any subsidiary or division thereof; (ii) make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its subsidiaries or their securities or assets; (iv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; (v) seek to acquire control of the Company or influence the Board of Directors, management or policies of the Company; (vi) induce any other person or entity to do any of the foregoing; or (vii) request the Company or any of its representatives, directly or indirectly, to amend or waive any of the foregoing provisions.

          Notwithstanding the foregoing restrictions, Sherwin-Williams or any direct or indirect wholly-owned subsidiary of Sherwin-Williams is permitted to acquire Shares pursuant to the pending cash tender offer commenced on May 8, 1995 by Sherwin-Williams' wholly-owned subsidiary for all outstanding Shares at a price not less than $19.50 net per Share in cash to the seller or such higher price in cash that Sherwin-Williams or one of its direct wholly-owned subsidiaries may offer to pay for Shares pursuant to such pending cash tender offer; provided, however, Sherwin-Williams is permitted to acquire Shares pursuant to a cash tender for all outstanding Shares by Sherwin-Williams or any direct or indirect wholly-owned subsidiary of Sherwin-Williams made in accordance with Regulation 14D under the Exchange Act at the amount per Share offered (or any greater amount per Share offered) in any merger, tender offer or similar transaction that shall have been approved by the Company's Board of Directors within 90 days prior to the commencement of such cash tender offer by Sherwin-Williams or its direct or indirect wholly-owned subsidiary, except that this proviso is not applicable to approval by the Company's Board of Directors of the Offer being made by Parent.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          CERTAIN LITIGATION.

               On May 9, 1995, a purported class action entitled
     Steiner v. Grow Group, Inc., et al., (Index No. 11680/95) was filed in the Supreme Court of the State of New York, New York
     County (the "Steiner State Action") on behalf of the Company's shareholders against the Company, certain members of the Company's Board of Directors, and a former director of the Board (the "Individual Defendants"). The complaint alleges that the Individual Defendants breached their fiduciary duties to the purported class in connection with the proposed Merger between the Company and Parent by failing to adequately respond to expressions of interest from bona fide purchasers, such as Sherwin-Williams, thereby failing to maximize shareholder value.

               The complaint in the Steiner State Action seeks, among other things, preliminary and permanent relief, including injunctive relief, as follows: declaring that the Company and the Individual Defendants have breached their fiduciary duties to plaintiff and other members of the class; enjoining the purchase of the Company by Parent pursuant to the Merger Agreement; requiring the Company and the Individual Defendants to negotiate with Sherwin-Williams and/or other potential acquirors in a manner designed to maximize shareholder value and to utilize the rights plan to benefit the members of the class and maximize the value of their holdings;
     and awarding costs, disbursements, and reasonable attorneys' and experts' fees.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          Exhibit 24     Confidentiality Agreement, dated May 12,
                         1995, between Grow Group, Inc. and The
                         Sherwin-Williams Company.

          Exhibit 25 Class Action Complaint entitled Steiner v. Grow Group, Inc., et al., filed in the Supreme Court of the State of New York, New York County.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 12, 1995                    GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                           Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

      24 Confidentiality Agreement, dated May 12, 1995, between Grow Group, Inc. and The Sherwin-Williams Company.

      25 Class Action Complaint entitled Steiner v. Grow Group, Inc., et al., filed in the Supreme Court of the State of New York, New York County.